Provectus Pharmaceuticals, Inc.
7327 Oak Ridge Highway, Suite A
Knoxville, Tennessee 37931
Toll-free (866) 594-5999 - landline (extension 30)
Toll-free (866) 998-0005 - fax

May 23, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:         Provectus Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File Number:  000-9410

Dear Mr. Rosenberg:

This letter is submitted by Provectus Pharmaceuticals, Inc. (the “Company”) in response to the comments received from the Securities and Exchange Commission by letter dated May 11, 2011 to H. Craig Dees, Ph.D. (the "SEC Letter"). Your comments are set forth below, followed by our responses.

Notes to Consolidated Financial Statements
4. Equity Transactions, page F-11

1.
Please refer to your response to comment two. You state that the amount of the beneficial conversion feature was capped at the amount of proceeds allocated to the Preferred Shares. Therefore, please explain why the disclosure on page F-18 of the 2010 10-K states that the beneficial conversion amount was $7,937,449 for the March issuance and $2,025,000 for the April issuance.  In addition, it is still not clear why it is appropriate for the fair value of the warrants to be considered a discount and recorded as a deemed dividend.  Please provide us with the authoritative accounting literature that supports this treatment.

The 10-K erroneously described the total dividends reflected for the March and April issuances ($7,937,449 and $2,025,000) as reflecting the beneficial conversion.  The actual components and accounting for the transaction (including determination of dividends) is as follows:

A.	Allocation of proceeds:
	Cash	$9,962,449
	Warrant liability	$4,690,741
	Preferred stock	5,271,708

B.	Recognition of beneficial conversion
	Preferred stock	$5,271,708
	APIC (BCF)	$5,271,708

C.	Reclassification to temporary equity
	Preferred stock	$0
	Redeemable preferred stock	$0

D.	Accretion of BCF
	Dividends	$5,271,708
	Redeemable preferred stock	$5,271,708

E.	Accretion to redemption value
	Dividends	$4,690,741
	Redeemable preferred stock	$4,690,741

The accounting supporting each entry is as follows:

A.           As described in our prior response the proceeds were allocated to the warrants and the preferred stock based on the residual method since the warrants are a derivative that must be accounted for under ASC 815 as a liability.  This accounting was supported through an analogy to ASC 815-15-30-2 for hybrid instruments under which the initial carrying amount assigned to the host contract (in our case the preferred shares) is the difference between the basis of the hybrid instrument (face value) and the fair value of the embedded derivative (in our case the warrants).

B.           As described in our prior response the intrinsic value of the beneficial conversion feature was greater than the proceeds allocated to the convertible preferred shares.  As such, in accordance with ASC 470-20-30-8 the amount of the discount assigned to the beneficial conversion was limited to the amount of proceeds allocated to the preferred shares.  This resulted in an initial carrying value of preferred shares of zero.

C.           ASC 480-10-S99-2 states that the initial carrying amount of redeemable preferred stock should be the fair value at date of issue.  However it provides certain exceptions.  In particular par. 12e of ASC 480-10-S99-3 states that the initial amount presented in temporary equity for a preferred stock instrument that contains a beneficial conversion feature or is issued with other instruments should be the amount allocated to the instrument in its entirety pursuant to ASC 470-20 less any beneficial conversion feature recorded at issuance date.  The preferred stock was reflected at an initial carrying amount of zero after allocation of proceeds to warrants and beneficial conversion feature.

D.           ASC 470-20-35-7c states that if instruments do not have a stated redemption date (such as perpetual preferred shares) the discounts retain their character.  The beneficial conversion feature should be amortized from issue date to the earliest conversion date and any other discounts that are required to be redeemed if a future event that is outside the control of the issuer occurs (such as a change in control) should be accounted for under ASR 268.  Since the preferred shares do not have a redemption date and are immediately convertible the entire discount resulting from the beneficial conversion feature was immediately amortized as dividends.

E.           Paragraph 15 of ASC 480-10-S99-3 states that if an equity instrument subject to ASR 268 is not currently redeemable (e.g., a contingency has not been met) subsequent adjustments of the amount presented in temporary equity is “unnecessary” if it is not probable that the instrument will become redeemable.  We note that the statement that adjustments are not necessary does not preclude their recognition and believe that the appropriateness should be based on facts and circumstances.  In our transaction the value received by the preferred shareholders (including the warrants) was considerably greater than the price they paid for the preferred shares and represents a significant cost born by the common shareholders.  We believe that this transfer of value from the common shareholders to the preferred shareholders should be recognized as a dividend.  As such, we accreted to the redemption amount immediately as if the reporting period were also the redemption date (one of the two methods allowable under the ASC).

2.	Please refer to your response to comment three. Please clarify how your accounting policy complies with paragraph 12.e. of ASC 480-10-S99-3A.

Please see response to comment 1 above.

*           *           *           *           *           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Registrant has been responsive to the Commission's comments. If there are additional questions or comments, please contact the undersigned.

         Very truly yours,

         PROVECTUS PHARMACEUTICALS, INC.

         /s/ Peter R. Culpepper
             Peter R. Culpepper
         Chief Financial Officer and Chief Operating Officer